EXHIBIT 99.1

FirstService Reports Third Quarter 2026 Results

Balanced Top-Line Growth Across Both Divisions

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025

Revenues (millions)	$1,531.7	$1,447.6	$4,298.0	$4,114.1
Adjusted EBITDA (millions) (note 1)	169.7	164.8	437.1	425.2
Adjusted EPS (note 2)	1.89	1.76	4.57	4.39

GAAP Operating Earnings	107.4	115.6	253.7	252.2
GAAP Diluted EPS	0.99	1.24	2.41	2.32

TORONTO, Oct. 22, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its third quarter ended September 30, 2026. All amounts are in US dollars.

Consolidated revenues for the third quarter were $1.53 billion, a 6% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 3% to $169.7 million, and Adjusted EPS (note 2) was $1.89, reflecting 7% growth over the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $107.4 million, versus $115.6 million in the prior year period. GAAP diluted earnings per share was $0.99 in the quarter, versus $1.24 for the same quarter a year ago.

For the nine months ended September 30, 2026, consolidated revenues were $4.30 billion, a 4% increase relative to the comparable prior year period, Adjusted EBITDA was $437.1 million, up 3%, and Adjusted EPS was $4.57, an increase of 4% over the prior year period. FirstService’s GAAP Operating Earnings were $253.7 million in the current year period, versus $252.2 million in the prior year. GAAP diluted earnings per share for the nine months year-to-date was $2.41, compared to $2.32 in the prior year period.

“We were pleased with our results for the quarter, highlighted by our sequential improvement in organic top-line growth,” said Scott Patterson, Chief Executive Officer of FirstService. “The continued strong execution of our operating teams in the face of macroeconomic challenges reinforces our confidence in achieving our previously communicated full-year performance targets,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.6 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $633.3 million for the third quarter, up 5% compared to the prior year quarter, and all from organic growth (note 1). Top-line performance was driven by new contract wins and expanded sited labor services. Adjusted EBITDA for the quarter was $71.3 million, an increase of 7% compared to the prior year period. Operating Earnings were $58.0 million, versus $53.3 million for the third quarter of last year. Margins for the division were modestly up versus the prior year due to labor cost management and incremental efficiency gains.

FirstService Brands revenues during the third quarter were $898.4 million, up 7% relative to the prior year period. On an organic basis, division revenues grew 3% driven by our Restoration brands and Century Fire Protection, and partially offset by reduced activity levels at Roofing Corp. of America. Adjusted EBITDA for the third quarter was $101.8 million, compared to $102.1 million in the prior year period. Operating Earnings were $60.0 million, versus $73.7 million in the prior year quarter. The decline in the division margin primarily reflects reduced profitability in our roofing operations, resulting from lower year-over-year revenues and a more competitive market environment. Operating Earnings margin was also affected by contingent consideration fair value adjustments that benefitted the prior year period.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $3.5 million in the third quarter, relative to $3.7 million in the prior year period. GAAP corporate costs for the quarter were $10.7 million, relative to $11.4 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, October 22, 2026 at 11:00 a.m. Eastern Time to discuss results for the third quarter of 2026.

This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register-conf.media-server.com/register/BI9d7175d9b02f4276bcb50335f8def6ce to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/txwrhwjy . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2025 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) share-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2026	2025	2026	2025

Net earnings	$64,550	$70,887	$149,103	$140,398
Income tax	23,834	27,700	55,191	57,377
Other expense (income), net	146	(1,138)	(236)	(2,220)
Interest expense, net	18,839	18,179	49,647	56,609
Operating earnings	107,369	115,628	253,705	252,164
Depreciation and amortization	51,003	46,635	149,552	136,443
Acquisition-related items	4,209	(4,100)	9,657	15,795
Share-based compensation expense	7,090	6,617	24,155	20,772
Adjusted EBITDA	$169,671	$164,780	$437,069	$425,174

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$58,036	$59,991	$(10,658)
Depreciation and amortization	13,213	37,767	23
Acquisition-related items	78	4,037	94
Share-based compensation expense	-	-	7,090
Adjusted EBITDA	$71,327	$101,795	$(3,451)

Three months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$53,279	$73,720	$(11,371)
Depreciation and amortization	12,164	34,449	22
Acquisition-related items	920	(6,082)	1,062
Share-based compensation expense	-	-	6,617
Adjusted EBITDA	$66,363	$102,087	$(3,670)

Nine months ended, September 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$143,099	$146,566	$(35,960)
Depreciation and amortization	39,567	109,917	68
Acquisition-related items	3,932	5,268	457
Share-based compensation expense	-	-	24,155
Adjusted EBITDA	$186,598	$261,751	$(11,280)

Nine months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$134,152	$154,728	$(36,716)
Depreciation and amortization	34,589	101,786	68
Acquisition-related items	4,748	8,555	2,492
Share-based compensation expense	-	-	20,772
Adjusted EBITDA	$173,489	$265,069	$(13,384)

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition related items not directly attributable to reportable segments, and are therefore unallocated within segment operating earnings
(loss) and Adjusted EBITDA.

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired or disposed businesses for a period of twelve months following their acquisition or preceding their disposal.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) share-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2026	2025	2026	2025

Net earnings	$64,550	$70,887	$149,103	$140,398
Non-controlling interest share of earnings	(6,587)	(6,709)	(15,941)	(11,430)
Acquisition-related items	4,209	(4,100)	9,657	15,795
Amortization of intangible assets	21,268	18,828	62,888	57,051
Share-based compensation expense	7,090	6,617	24,155	20,772
Income tax on adjustments	(8,009)	(4,514)	(23,783)	(20,656)
Non-controlling interest on adjustments	(446)	(197)	(1,176)	(1,186)
Adjusted net earnings	$82,075	$80,812	$204,903	$200,744

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2026	2025	2026	2025

Diluted net earnings per share	$0.99	$1.24	$2.41	$2.32
Non-controlling interest redemption increment	0.35	0.15	0.56	0.50
Acquisition-related items	0.06	(0.05)	0.14	0.29
Amortization of intangible assets, net of tax	0.35	0.29	1.00	0.86
Share-based compensation expense, net of tax	0.14	0.13	0.46	0.42
Adjusted earnings per share	$1.89	$1.76	$4.57	$4.39

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2026	2025	2026	2025

Revenues	$1,531,698	$1,447,565	$4,298,027	$4,114,124

Cost of revenues	1,034,439	960,420	2,889,457	2,737,222
Selling, general and administrative expenses	334,678	328,982	995,656	972,500
Depreciation	29,735	27,807	86,664	79,392
Amortization of intangible assets	21,268	18,828	62,888	57,051
Acquisition-related items (1)	4,209	(4,100)	9,657	15,795
Operating earnings	107,369	115,628	253,705	252,164
Interest expense, net	18,839	18,179	49,647	56,609
Other expense (income), net	146	(1,138)	(236)	(2,220)
Earnings before income tax	88,384	98,587	204,294	197,775
Income tax	23,834	27,700	55,191	57,377
Net earnings	64,550	70,887	149,103	140,398
Non-controlling interest share of earnings	6,587	6,709	15,941	11,430
Non-controlling interest redemption increment	15,051	7,010	24,972	22,899
Net earnings attributable to Company	$42,912	$57,168	$108,190	$106,069

Net earnings per common share
Basic	$0.99	$1.25	$2.41	$2.33
Diluted	0.99	1.24	2.41	2.32

Adjusted earnings per share (2)	$1.89	$1.76	$4.57	$4.39

Weighted average common shares (thousands)
Basic	43,329	45,568	44,836	45,462
Diluted	43,330	45,924	44,838	45,732

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2026	December 31, 2025

Assets
Cash and cash equivalents	$160,759	$154,425
Restricted cash	25,054	25,665
Accounts receivable	947,276	922,106
Prepaid and other current assets	460,318	401,584
Current assets	1,593,407	1,503,780
Other non-current assets	29,843	29,474
Deferred income tax	5,185	4,979
Fixed assets	292,601	289,718
Operating lease right-of-use assets	275,421	269,573
Goodwill and intangible assets	2,253,592	2,186,189
Total assets	$4,450,049	$4,283,713

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$623,537	$547,065
Unearned revenues	227,149	209,226
Other current liabilities	16,026	53,097
Operating lease liabilities - current	60,842	59,113
Long-term debt - current	13,339	13,649
Current liabilities	940,893	882,150
Long-term debt - non-current	1,541,075	1,069,027
Operating lease liabilities - non-current	246,679	242,593
Other liabilities	122,938	124,762
Deferred income tax	119,301	102,991
Redeemable non-controlling interests	542,329	486,191
Shareholders' equity	936,834	1,375,999
Total liabilities and equity	$4,450,049	$4,283,713

Supplemental balance sheet information
Total debt	$1,554,414	$1,082,676
Total debt, net of cash	1,393,655	928,251

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2026	2025	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$64,550	$70,887	$149,103	$140,398
Items not affecting cash:
Depreciation and amortization	51,003	46,635	149,552	136,443
Deferred income tax	(10)	(830)	(149)	(2,420)
Other	8,812	518	16,865	29,870
	124,355	117,210	315,371	304,291

Changes in non-cash working capital
Accounts receivable	(39,670)	34,649	(15,354)	19,828
Payables and accruals	51,439	(13,312)	57,756	(26,475)
Other	(51,963)	(12,185)	(55,625)	32,802
Net cash provided by operating activities	84,161	126,362	302,148	330,446

Investing activities
Acquisition of businesses, net of cash acquired	(24,768)	(44,469)	(73,191)	(96,385)
Purchases of fixed assets	(28,452)	(33,663)	(88,096)	(96,601)
Other investing activities	(879)	(1,372)	2,600	(10,042)
Net cash used in investing activities	(54,099)	(79,504)	(158,687)	(203,028)

Financing activities
Increase (decrease) in long-term debt, net	303,866	(36,941)	472,070	(91,768)
Purchases of non-controlling interests, net	(1,002)	(4,597)	(11,218)	(33,943)
Dividends paid to common shareholders	(13,467)	(12,501)	(40,065)	(36,315)
Distributions paid to non-controlling interests	(3,933)	(1,828)	(17,504)	(13,430)
Repurchases of common shares	(311,589)	-	(560,006)	-
Other financing activities	(19,810)	28,869	17,732	49,775
Net cash used in financing activities	(45,935)	(26,998)	(138,991)	(125,681)

Effect of exchange rate changes on cash	548	781	1,253	88

Increase (decrease) in cash, cash equivalents and restricted cash	(15,325)	20,641	5,723	1,825

Cash, cash equivalents and restricted cash, beginning of period	201,138	224,870	180,090	243,686

Cash, cash equivalents and restricted cash, end of period	$185,813	$245,511	$185,813	$245,511

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate(1)	Consolidated

Three months ended September 30

2026
Revenues	$633,279	$898,419	$-	$1,531,698
Adjusted EBITDA	71,327	101,795	(3,451)	169,671

Operating earnings	58,036	59,991	(10,658)	107,369

2025
Revenues	$605,426	$842,139	$-	$1,447,565
Adjusted EBITDA	66,363	102,087	(3,670)	164,780

Operating earnings	53,279	73,720	(11,371)	115,628

	FirstService	FirstService
	Residential	Brands	Corporate(1)	Consolidated

Nine months ended September 30

2026
Revenues	$1,795,810	$2,502,217	$-	$4,298,027
Adjusted EBITDA	186,598	261,751	(11,280)	437,069

Operating earnings	143,099	146,566	(35,960)	253,705

2025
Revenues	$1,723,536	$2,390,588	$-	$4,114,124
Adjusted EBITDA	173,489	265,069	(13,384)	425,174

Operating earnings	134,152	154,728	(36,716)	252,164

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition-related items not directly attributable to reportable segments, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566